SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                             Justin Industries, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $2.50 Per Share
                          (Title of Class of Securities)

                                    482171105
                                  (Cusip Number)

                                Richard J. Savitz
                            Justin Industries, Inc.
                             2821 West Seventh Street
                             Fort Worth, Texas 76107
                                  (817) 390-2412
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 5,181,276 shares, which constitutes approximately 19.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 26,552,044 shares outstanding.

1.   Name of Reporting Person:

     John S. Justin, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) /   /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization:
          John S. Justin, Jr. is a citizen of the United States of America


               7.   Sole Voting Power:  5,054,968 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  5,054,968 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,181,276 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 19.5% (3)


14.  Type of Reporting Person: IN

----------
(1) With respect to 399,901 shares, solely as Trustee of the John S. Justin, Jr. Charitable Remainder Trust. With respect to 4,655,067 shares, solely as Trustee of the John and Jane Justin Charitable Remainder Unitrust.

(2) Includes 4,655,067 shares of which Mr. Justin is beneficial owner by reason of his position as Trustee of the John and Jane Justin Charitable Remainder Unitrust; 1,354 shares of which Justin has a vested interest pursuant to the Justin Industries, Inc. Employee Stock Ownership Plan (the "ESOP"); 122,128 shares with respect to which Justin holds currently exercisable stock options; 2,826 shares which Justin may acquire upon conversion of the 100 shares of Preferred Stock held by him; and 399,901 shares owned beneficially by reason of Mr. Justin's position as Trustee of the John S. Justin Charitable Remainder Trust.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 26,552,044 shares of Common stock outstanding, which number includes 122,128 shares with respect to which Mr. Justin holds currently exercisable stock options and 2,826 shares which Mr. Justin may acquire upon conversion of the 100 shares of Preferred Stock held by him.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends his Schedule 13D Statement dated September 30, 1979, as amended by Amendment No. 1 dated October 21, 1992 (the "Schedule 13D"), relating to the Common Stock, par value $2.50 per share, of Justin Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. Pursuant to
Item 101(a)(2)(ii) of Regulation S-T, this filing includes a composite of all paper filings to date made by the Reporting Person (as hereinafter defined) on
Schedule 13D with respect to such securities.

Item 1.   Security and Issuer.

     This statement relates to the common stock (the "Stock"), par value $2.50 per share, of Justin Industries, Inc., 2821 West Seventh Street, Fort Worth, Texas 76107.

Item 2.   Identity and Background.

     (a) The name of the person filing this Schedule is John S. Justin, Jr., an individual ("Justin").

     (b) The business address of Justin is 2821 West Seventh Street, Fort Worth, Texas 76107.

     (c) Justin's present principal occupation or employment is Chairman of the Board and Chief Executive Officer of Justin Industries, Inc., and Chairman of the Board or Executive Officer of its subsidiaries.

     The business address of Justin Industries, Inc., is 2821 West Seventh Street, Fort Worth, Texas 76107. Justin Industries, Inc. and its subsidiaries engage in a variety of business activities including, but not limited to, the manufacture and sale of brick, concrete products, boots and other leather goods.

     (d) and (e) During the last five years, Justin has not been (i) convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Justin is a citizen of the United States of America.

Item 3.   Source and Amount of Funds and Other Consideration.

     In December of 1968, Justin exchanged shares of stock that he owned in H.J. Justin & Sons, Inc., Justin Belt Company, Inc., and Justin Leathergoods Company for 24,500 shares of common stock and 75,000 shares of Series One Voting Convertible Preferred Stock of First Worth Corporation ("FWC"). at the same time, he also became Trustee for his mother of 10,500 shares of common stock of FWC.

     In April of 1972, Justin acquired an additional 32,930 shares of common stock of FWC by private purchase at $30 per share.

     In October of 1972, FWC changed its name to Justin Industries, Inc. ("JI") and declared a two-for-one stock split, so Justin at that time received and became the beneficial and record owner in his own name of 114,860 shares of common stock of JI, 21,000 shares of common stock of JI as Trustee for his mother, and his 75,000 shares of Series One Voting Preferred Stock of FWC were exchanged for 150,000 shares of Series Two Voting Convertible Preferred Stock of JI.

     In March of 1975, Justin converted 149,900 shares of his Series Two Voting Preferred Stock of JI to 178,988 shares of common stock of JI, and after this conversion, he held beneficially and of record in his own name, 293,848 shares of JI common stock, 21,000 shares of common stock of JI as Trustee for his mother, and 100 shares of Series Two Voting Convertible Preferred Stock of JI.

     On March 19, 1976, Justin was granted a non-qualified option to purchase all or any part of an aggregate of 25,000 shares of common stock. The option price was $16.25 per share and may be exercised at any time and from time to time on or after the date of grant, for a period of ten (10) years.

     In June of 1978, JI declared a three-for-two split of its common stock, and after this split, Justin owned beneficially and of record in his own name, 440,772 shares of common stock of JI, 31,500 shares of JI common stock as Trustee for his mother, with respect to which Justin disclaims beneficial ownership, 37,500 shares of common stock of JI with respect to which he held stock options, and 202 shares which Justin may acquire upon conversion of his 100 shares of JI Series Two Voting Preferred Stock.

     In September, 1979, JI declared a three-for-two split of its common stock, and after this split, Justin owned beneficially and of record in his own name, 661,158 shares of common stock of JI, and 47,250 shares of JI common stock as Trustee for his mother, with respect to which Justin disclaims beneficial ownership. In addition, Justin has the option to purchase 56,250 shares of JI, and may acquire 303 shares upon conversion of his 100 shares of JI Series Two Voting Convertible Preferred Stock.

     Since September 30, 1979, Justin's stock ownership has increased by reason of (i) a merger between JI and Nocona Boot Company on June 12, 1981, (ii) stock splits and dividends paid by JI on April 10, 1984, January 1, 1990 and April 22, 1992 and (iii) distributions from JI's Employee Stock Ownership Plan on December 17, 1990 and March 24, 1992. On April 25, 1984, Justin acquired 84,375 shares of the Stock pursuant to the exercise of stock options held by him. The exercise price of $4.81 per share was paid by Justin with personal funds. On December 26, 1984, the shares of Stock deemed beneficially owned by Justin by reason of his position as Trustee for his mother were transferred to Justin.
On October 21, 1992, Justin exercised stock options representing 22,493 shares of the Stock. The exercise price of $4.89 per share and related expenses was paid by Justin through the immediate sale to JI of 7,337 shares of the Stock acquired in such exercise.

     Since October 21, 1992, Justin's stock ownership has increased by reason of (i) a stock split paid by JI on May 18, 1993, (ii) distributions from JI's Employee Stock Ownership Plan on March 25, 1993, April 8, 1994, May 23, 1995, August 5, 1996, and June 20, 1997, and (iii) purchases totaling 5,369 shares by JI's Employee Stock Ownership Plan in 1992, 1993, 1994, 1995, 1996 and 1998. On November 14, 1992, Justin acquired 29,774 shares of the Stock pursuant to the exercise of stock options held by him. The average exercise price of $7.55 per share and related taxes were paid by Justin through withholding 13,791 shares of the Stock acquired in such exercise.

Item 4.   Purpose of Transaction.

     Justin has acquired the Stock as an investment. Justin may, depending upon conditions then existing in the market and other factors that Justin deems material to his investment decision, (i) acquire additional securities of JI, or (ii) dispose of his holdings of Stock or of any additional securities of JI that he may acquire.

     Justin continues to hold his shares for investment purposes. On June 25, 1998, however, Justin transferred the balance of his direct ownership interest in the Issuer (4,655,067 Shares) to the John and Jane Justin Charitable Remainder Unitrust (the "Unitrust"). Justin is the sole trustee of the Unitrust, and consequently retains all dispositive and voting authority over the transferred Shares. Justin established the Unitrust for personal tax and financial planning reasons.

Item 5.  Interest in Securities of the Issuer.

     (a)

     The aggregate number of shares of the Stock beneficially owned by Justin, pursuant to Rule 13d-3 of the Act, is 5,181,276, which constitutes approximately 19.5% of the outstanding shares of the Stock. These shares include 4,655,067 shares held by the John and Jane Justin Charitable Remainder Unitrust (the "Unitrust"); 399,901 shares held by the John S. Justin, Jr. Charitable Remainder Trust (the "Trust"); 1,354 shares in which Justin has a vested interest pursuant to the Justin Industries, Inc. ESOP; 122,128 shares with respect to which Justin holds currently exercisable stock options; and 2,826 shares which Justin may acquire upon conversion of the 100 shares of Preferred Stock, par value $2.50 per share, held by him.

     To the best of the knowledge of the Reporting Person, other than as set forth above, the person named in Item 2 herein is not the beneficial owner of any shares of the Stock.

     (b)

     Justin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,054,968 shares of the Stock. Justin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares solely by reason of his position as Trustee of the Trust and as Trustee of the Unitrust.

     (c) On May 20, 1998, Justin gifted 1,000 shares of the Stock to Texas Christian University. In addition, on June 25, 1998, Justin transferred his direct ownership interest of 4,655,067 shares to the John and Jane Justin Charitable Remainder Unitrust. Also, between February 25, 1998 and June 25, 1998, Justin purchased 666 shares of the Stock through ESOP.

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, the Reporting Person has not effected any transactions in shares of the Stock during the past 60 days.

     (d) The Reporting Person affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than his interests in the compensation arrangements described in the Company's most recent Proxy Statement, there are no other contracts, arrangements, understandings or relationships with respect to any shares of the Issuer.

Item 7.   Material to Be Filed as Exhibits.

     Not Applicable.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       DATED:      July 2, 1998



                                     /s/ John S. Justin, Jr.
                                    John S. Justin, Jr.